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                                                                       Exhibit 4

               INSYNQ SHAREHOLDERS APPROVE CORPORATE NAME CHANGE

                        AND FORWARD 2 FOR 1 STOCK SPLIT

                  Tacoma, WA - August 3, 2000/PRNewswire--InsynQ, Inc. (OTCBB:ISNQ), formerly operating as Xcel Management, Inc., today announced the shareholder approval of their corporate name to InsynQ, Inc., and announced a forward 2-for-1 stock split. Additional shareholder approvals related to reincorporating the company from Utah to the State of Delaware.

         Subsequent to today's shareholder authorization the number of outstanding common shares in the Company increased from approximately 9.9 million to approximately 19.8 million. In addition to the forward stock split, shareholders approved and adopted the Company's Employee 2000 Long Term Incentive plan and the Executive Officer Incentive plan, plus ratifying the selection of G. Brad Beckstead as a new independent auditor.

         According to John Gorst, InsynQ CEO and President - "We are pleased to announce the current shareholder actions - which in effect position our company to move forward with various corporate initiatives that we believe will help better position us within the industry. Over the past several months we have worked diligently to secure several tactical working relationships, build out a productive sales force and position the company for rapid but controlled growth. We have just begun to execute on our strategic business plan and expect that InsynQ could become a recognized contributor of managed network products and services."

         InsynQ's single source managed network solutions is comprised of both partner relationships and proprietary product and services - partnerships include Global Crossing for connectivity, Hewlett-Packard for data center infrastructure, and multiple software offerings including those from Remedy and Macola - InsynQ's products include its proprietary IdesQ(TM), InterLynQ(TM) and InQ(TM) Internet appliances and Linux-based management software.

Company Overview

         InsynQ is a pioneer within the Internet Utility Industry. This industry extends the current ASP model---combining application hosting, Web hosting, hardware manufacturing, telecommunications infrastructure, and network and application performance monitoring, providing a true utility service to their customers and partners worldwide. InsynQ's Managed Service Provider (MSP) technology enables customers to simply plug in to a network or a standard phone jack, pull up a hosted Windows(TM) desktop, and be operational---from anywhere in the world, and at a cost savings relative to traditional LAN, WAN, and client-server technologies. For more information on InsynQ services, access www.InsynQ.com, or call (253) 284-2000.
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CONTACT:   Xcel Management, Inc
           Tacoma, Wash
           Addam Chandler - Investor Relations
           1-888-590-7933
           Or email ir@insynq.com
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Forward Looking Statements

This press release contains statements relating to future results, including future operations of the Company, which are forward-looking statements regarding future events and the future performance of the Company and for which no assurances can be made. Actual results may differ materially from those projected as a result of certain risks and uncertainties associated with the Company's business, the Internet Utility Industry and the ASP Industry, as well as the risks and uncertainties detailed in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.